UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  1)


                 Bentley Pharmaceuticals, Inc.
_____________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
_____________________________________________________________________________

                 (Title of Class of Securities)

                           082657107
                   __________________________
                         (CUSIP Number)

                              13G
CUSIP No.  082657107
_____________________________________________________________________________
1.  NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.

    Renaissance US Growth and Income Trust PLC          None
_____________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)
    (b)
_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
5.  SOLE VOTING POWER
    984,000 shares
_____________________________________________________________________________
6.  SHARED VOTING POWER
    None
_____________________________________________________________________________
7.  SOLE DISPOSITIVE POWER
    984,000 shares
_____________________________________________________________________________
8.  SHARED DISPOSITIVE POWER
    None
_____________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    984,000 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not applicable
_____________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    11.28%
_____________________________________________________________________________
12. TYPE OF REPORTING PERSON
    IV
_____________________________________________________________________________
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ITEM 1.
    (a)  Name of Issuer.
         Bentley Pharmaceuticals, Inc.                            ("Company")

    (b)  Address of Issuer's principal Executive Offices
         4890 West Kennedy Blvd., #400
         Tampa, FL 33609

ITEM 2.

    (a)  Name of Person Filing
         Renaissance US Growth and Income Trust PLC                ("Filer")

    (b) Address of principal Business Office or, if none, Residence 8080 North Central Expwy., Suite 210, LB 59
         Dallas, TX 75206-1857

    (c)  Citizenship
         England

    (d)  Title of Class of Securities
         Common Stock

    (e)  CUSIP Number
         None

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a) ______   Broker or Dealer registered under Section 15 of the Act

    (b) ______   Bank as defined in section 3(a)(6) of the Act

    (c) ______   Insurance Company as defined in section 3(a)(19) of the Act

    (d) ______   Investment Company registered under section 8 of the
                 Investment Company Act

    (e) ______   Investment Adviser registered under section 203 of the
                 Investment Advisers Act of 1940

    (f) ______   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

    (g) ______   Parent Holding Company, in accordance with section 240.13d-1(b)
                 (ii)(G)(Note: See Item 7)

    (h) ______   Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.        Ownership.

    (a)  Amount Beneficially Owned:
         At April 20, 1999, the Filer owned 710 units of the Company's 12% Convertible Debenture having a stated value of $1,000 per unit and convertible into common stock at $2.50 per share. In addition, the Filer owns 700,000 shares of the Company's common stock, for a total position of 984,000 shares on a fully converted basis. The Debenture is convertible within sixty days.

    (b)  Percent of Class 11.28%

    (c)  Number of shares as to which such person has:

       (i) sole power to vote or to direct the vote:  984,000 shares
      (ii) shared power to vote or to direct the vote:   None
     (iii) sole power to dispose or to direct the disposition of: 984,000 shares
      (iv) shared power to dispose or to direct the disposition of:   None

ITEM 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

     Not applicable.

ITEM 9.  Notice of Dissolution of Group.

     Not applicable.

ITEM 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  /S/
Date: April 20, 1999          ___________________________________________
                                               Signature
                              Russell Cleveland, President and Director
                              Renaissance US Growth and Income Trust PLC
                              ___________________________________________
                                             Name and Title